Exhibit 3.1

Amendment To Second Amended And Restated By-Laws Of Manugistics Group, Inc.

Effective June 11, 2003, the Board of Directors amended Article III of the Second Amended and Restated By-Laws of the Company by adding the following new Section 3.9.A. immediately after Section 3.9 of Article III:

     Section 3.9.A. Lead Independent Director. The independent directors of the Board shall appoint on an annual basis a Lead Independent Director who shall be chosen from among such independent directors. The Lead Independent Director shall (i) coordinate the activities of the independent directors, including scheduling, developing the agenda for and presiding at all meetings of the independent directors of the Board; (ii) act as principal liaison between the independent directors and the Chairman of the Board; and (iii) shall have such further powers and duties as determined from time to time by a majority of the independent directors of the Board.